

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 14, 2009

Via Mail and Fax

George E. Strickler
Executive Vice President, Chief Financial Officer and Treasurer
Stoneridge, Inc.
9400 East Market Street 44484
Warren, OH

> **RE:** **Stoneridge, Inc.**
> **File Number: 001-13337**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**

Dear Mr. Strickler:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis
Overview, page 17

1. Reference is made to the fourth paragraph in the Overview section where you solely disclose the impact on fiscal 2008 earnings per share of the restructuring expenses and non-cash deferred tax asset valuation allowance. In this regard, as fiscal 2007 also had restructuring expenses and a deferred tax asset valuation allowance as disclosed in notes 5 and 12 of the notes to the consolidated financial statements,

please also address the earnings per share impact on each of the reporting periods for all items for consistency and comparability between each period.

2. Reference is made to the table on page 18 where you present a non-GAAP financial performance measure for "Adjusted net income before restructuring related expenses and other non-recurring items" and its related earnings per share amounts. Please delete these non-GAAP performance measures, as it appears that you do not meet the conditions as provided in Rule 10(e)(1)(ii)(B) of Regulation S-K. For example, you had multiple restructuring charges and changes in the deferred tax asset valuation allowance that have been recognized in a number of fiscal years as disclosed in notes 5 and 12 of the notes to the consolidated financial statements. Therefore, with similar charges that have occurred within the prior two years and similar or other charges being reasonably likely to occur within two years, please delete this non-GAAP financial performance measure presentation.

Results of Operations, page 19

3. Generally, we believe your disclosure in annual and quarterly filings, as appropriate, could be more fulsome and meaningful in the following respects:
    a. On an overview basis, address the significant factors that affect the results of each segment and that cause results to differ between the segments. We believe providing these disclosures will help investors better understand your operations and the contributions by each segment to your results.
    b. Quantify the effect of each factor cited in each comparison of results presented, accompanied by an analysis of the underlying reasons at the appropriate level of detail. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Codification of Financial Reporting Releases for guidance. If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a material factor.
    c. Quantify the contribution by each segment to each consolidated expense item for each period presented to enable readers to have a better understanding of the relative impacts of the segments on your consolidated results.
    d. Describe and quantify each component of cost of goods sold, accompanied by an appropriate level of analysis. We believe this will enable readers to have a better understanding of this material component of your results and provide relative magnitude of the underlying drivers affecting it.
    e. Disclose the relative impact of each factor cited affecting cost of goods sold on a percentage of sales basis so that the magnitude of each on the variance of this ratio is readily apparent to readers.
    f. In citing "product mix" as a reason for variances in your results, whether in terms of revenues or cost of goods sold, expand your disclosure with more specificity and analysis of the changes in mix of products sold to enable a reader to ascertain the underlying reasons and potential trends associated with this factor. Discuss which products were the primary drivers for the variances and why (for example, the identified products have relatively higher/lower sales prices, cost more or less

> to produce), the extent to which sales of the different products offered have fluctuated, and the reason why certain products performed better or worse than others.

Please revise your filings accordingly, and provide us with a copy of your intended revised disclosure.

Year Ended December 31, 2008 Compared To Year Ended December 31, 2007
Net Sales, page 19

4. Please explain to us and disclose the reason for the contractual price reductions that negatively affected sales in 2008 and any associated trend.

5. Please explain to us and disclose the reason for the loss of sensor product revenue at your Sarasota, Florida facility. Although we note that you ceased operations of this facility, discuss why the production of the sensor products produced here was not transferred to other facilities or the reason the products were discontinued (for example, due to lack of demand or undesirable profit margins).

Income (Loss) Before Income Taxes, page 22

6. Please explain to us and disclose the reason for the increase in net income before taxes as a percent of segment revenue (inclusive of intersegment sales) of the electronics segment to 7.3% in 2008 whereas it was only 4.5% and 4.6% in 2007 and 2006, respectively.

7. Reference is made to the table on page 22 where you disclose geographic location amounts of income (loss) before income taxes for North American and Europe (and other). As the amounts herein differ from the amounts of income (loss) before taxes that you disclose for domestic and foreign operations in note 5 of the notes to the consolidated financial statements, please revise or clarify the reasons for the differences, as appropriate. Furthermore, in relative proportion to its amounts of net sales, foreign operations are significantly more profitable compared to domestic operations (exclusive of the goodwill impairment charge). Please expand MD&A for the various significant reasons (quantified as appropriate) that foreign operations are more profitable than domestic operations relative to their respective contributions to net sales.

8. After consideration of the aggregate $69.3 million in impairment and restructuring charges, a loss remains for the controls segment in 2008 whereas there was income for this segment in each of the preceding two years. Please explain to us and disclose the reason the operations of this segment became unprofitable in 2008 and any associated trend. It appears this segment was unprofitable on a quarterly basis commencing in the second quarter of 2008, and we note that this segment was not profitable in each of the two 2009 fiscal quarters through June 30.

Liquidity and Capital Resources, page 26

9. Please discuss the comparability of net cash flows of operating activities in terms of cash in your annual and quarterly filings. In connection with this, it is not clear from your current disclosure how lower accounts receivable balances correlate into cash from operating activities. Your disclosure should address the reasons and underlying drivers associated with any factors cited. Further, note that reference to results of operations, as indicated in the Form 10-Q for June 30, 2009, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow of operating activities in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your disclosure revised in consideration of the above.

10. Additionally, we did not locate any discussion in regard to the change in operating cash flows between 2007 and 2006. Please ensure to include a comparative discussion of operating cash flows in terms of cash for all years presented to enable readers to have adequate historical perspective.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Notes to Condensed Consolidated Financial Statements
Note (4) Share-Based Compensation, page 9

11. We note that you adopted a "Long Term Cash Incentive Plan" in 2009 and granted awards thereunder. Please disclose the terms of this plan in your periodic filings, and explain to us and disclose your accounting for awards granted.

Management's Discussion and Analysis
Overview, page 24

12. Please explain to us and disclose the status of your receivables with GM and Chrysler that had been subject to the United States Treasury's Auto Supplier Program. In particular, discuss the extent of your collection of these receivables. Also, discuss the status of receivables with these entities that may not have been subject to this program both prior and subsequent to the exiting of bankruptcy of each entity.

Results of Operations, page 25

13. Please explain to us and disclose the reason for the material increase in selling, general and administrative expenses as a percentage of sales in the respective current year periods relative to the corresponding comparative periods.

14. We note several instances in which you attribute negative effects on your 2009 results to unfavorable foreign currency exchange rates. However, you indicate favorable exchange rate effects for 2009 in the analysis of "income (loss) before income taxes" for each of the three (page 27) and six months ended (page 31) 2009, as well as for the six months ended 2009 geographic locations (page 31). In connection with geographic locations, we note your disclosure of unfavorable exchange rate impacts on European commercial vehicle net sales on a three months ended segment basis (page 25) and net sales on a three and six months ended basis by geographic location (page 25 and 29, respectively). Please clarify for us and disclose the consistency of your disclosures as they relate to exchange rate impacts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief